Exhibit 99.1

PRESS RELEASE

Borr Drilling Limited – Operational and Contracting Updates

Hamilton, Bermuda, September 15, 2026 - Borr Drilling Limited (NYSE and OSE: BORR) (the "Company") today provided an operational update on the Odin and announced new contract commitments.

In the Americas, following mobilization offshore Texas in mid-August and subsequent acceptance testing, the Odin has commenced its contract and began earning dayrate revenues on September 11, 2026.

In Southeast Asia, the Idun has been awarded a contract with an undisclosed operator in Vietnam. The three-well campaign, with an estimated duration of 130 days, is scheduled to commence in the fourth quarter of 2026, in direct continuation of the rig’s current contract.

In Europe, ENI has exercised a nine-month option on the Bestla, extending the contract to September 2027. ENI maintains an additional fixed price option to extend the contract by a further nine months. The Company is expected to assume operational management of the rig in the fourth quarter of 2026 following the completion of its bareboat charter with the prior owner.

About Borr Drilling Limited
Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the New York Stock Exchange since July 31, 2019 and on Euronext Oslo Børs since May 21, 2026 under the ticker "BORR." The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow-water segment to the offshore oil and gas industry worldwide. Please visit our website at www.borrdrilling.com.

Forward-Looking Statements
This press release and related discussions include forward-looking statements made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will", "likely", "aim", "plan", "guidance" and similar expressions and include statements regarding contracts and contract commitments including options, including related revenues, contract coverage, the commencement of operations and contracts, the duration of contracts, the transition of rig operations, and other non-historical statements. Such forward-looking statements are subject to risks, uncertainties, contingencies and other factors that could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to commencement and duration of rig operations and new contract commitments described herein, contract coverage and dayrates, the performance of our rigs under contracts, risks related to the commencement operations including risks related to our ability to commence such operations consistent with the timeframes described herein, the risk that backlog does not materialize as expected, the risk that contracts do not materialize as expected, risks relating to market trends, risks relating to operational management transitions, and other risks and uncertainties, including those described in our annual report on Form 20-F for the year ended December 31, 2025 and our other filings with and submissions to the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208, ir@borrdrilling.com